EXHIBIT 99.1

Addex Leads CHF 2 Million Investment in Stalicla to Advance Precision Medicine in Neuropsychiatric Disorders

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland – June 30, 2025 – Addex Therapeutics (SIX: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced it has led a CHF 2 million investment in Stalicla, a clinical-stage company focused on precision medicine for neurodevelopmental and neuropsychiatric disorders. Stalicla will use the financing to advance its portfolio of autism focused drug candidates, support the partnering of certain assets and its series C financing as well as general corporate activities. As part of the Addex-led financing, Addex CEO, Tim Dyer, has been appointed to Stalicla’s Board of Directors and nominated as Chairman.

“This strategic investment underscores Addex’s commitment to advancing innovative treatments for CNS disorders and builds on our 20% equity holding in Neurosterix. Stalicla has built a world leading precision medicine platform in neurodevelopmental disorders, backed by a strong portfolio of clinical-stage assets,” said Tim Dyer, CEO of Addex. “We look forward to providing our industry expertise to support the Stalica team as they bring forward these new treatment options for this underserved patient population.”

The investment in Stalicla reinforces Addex’s strategy to support the advancement of precision therapeutics in CNS disorders. Stalicla is preparing to launch Phase 2 trials for its lead autism candidate STP1 and a second asset, both targeting specific subpopulations within autism spectrum disorder (ASD). Stalicla is also advancing its STP7 program (mavoglurant), an mGluR5 NAM, for cocaine use disorders under a Collaborative Research and Development Agreement (CRADA) with the NIH’s National Institute on Drug Abuse (NIDA). This program is the most advanced treatment candidate in development for this indication.

“We are delighted to welcome Addex and its syndicate of investors to Stalicla. Addex brings a wealth of life science expertise and we look forward to working with them to build significant value for our shareholders,” said Lynn Durham, CEO of Stalicla. “Stalicla is poised to advance a number of assets into phase 2 clinical studies for subpopulations of patients with ASD and is committed to transforming the lives of these patients and their families.”

About Stalicla
Stalicla SA, a Swiss clinical stage biopharmaceutical company, has raised over $50m to date in equity and more than $30m in non-dilutive funding to propel its mission to transform the landscape of neurodevelopmental disorder (NDD) treatments. The company has established a clinically validated neuro precision development platform that effectively identifies stratified patient subgroups, enabling the advancement of personalized treatment options. Currently, Stalicla is preparing to initiate Phase 2 trials for its leading NDD asset, STP1, along with a second asset, both targeting specific subpopulations within autism. Additionally, STP7 (mavoglurant) is progressing towards Phase 3 trials, with full funding provided by the US government.

About Addex Therapeutics
Addex is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.